UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

                                                                                                                 Publicly Held Company

                                                                                    Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. announces to its shareholders and the market that the Brazilian Central Bank approved, on March 18, 2011, the Company’s capital stock increase, as follows:

1.       in the amount of R$1,500,000,000.00, increasing it from R$28,500,000,000.00 to R$30,000,000,000.00, upon the subscription of new shares, proposed at the Special Shareholders’ Meeting held on December 17, 2010 and approved at the Special Shareholders’ Meeting held on March 10, 2011, informing that:

•       subscription receipts will be traded on the Stock Exchange up to this date (March 22, 2011);

•       new subscribed shares will be included in the shareholders’ position on March 25, 2011 and will be available on March 28, 2011.

2.       in the amount of R$100,000,000.00, increasing it to R$30,100,000,000.00, upon the capitalization of the Capital Reserves and the Profits Reserves, without the issue of shares, pursuant to Paragraph One of Article 169 of Law #6,404/76.

Shares composing the capital stock will be entitled, in equal conditions, as of March 25, 2011, to Monthly Dividends and eventually Complementary Dividends and/or Interest on Shareholders' Equity to be declared and will be fully entitled to possible advantages as of the mentioned date.

Cidade de Deus, Osasco, SP, March 22, 2011

Banco Bradesco S.A.

Domingos Figueiredo de Abreu

Executive Vice-President and

Investor Relations Officer

•      Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 23, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.